December 22, 2021

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Eric Atallah and Tara Harkins

Re:      Responses to the Securities and Exchange Commission
Staff Comment dated December 16, 2021, regarding
Venus Concept Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 29, 2021
File No. 001-38238

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the December 16, 2021 letter regarding the above-referenced Form 10-K (the “Form 10-K”) of Venus Concept Inc. (the “Company”, “we,” “our,” or “us”) submitted on March 29, 2021. For your convenience, the Staff’s comment is included below. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR an amendment to the Form 10-K, responding to the Staff’s comment.

Our response is as follows:

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibits

Staff Comment No. 1.

We note that your certification filed on Exhibit 31.1 was signed by your Chief Financial Officer rather than your Chief Executive Officer. Please file an amended Form 10-K to revise this certification accordingly. Refer to Item 601(B)(31) of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we are filing an amendment to the Form 10-K to include the correct signature page of our Chief Executive Officer to the certification filed on Exhibit 31.1.

* * * * *

December 22, 2021

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (604) 365-1097, or Richard Raymer or Nicole Strydom of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or (612) 492-6214, respectively.

Sincerely,
Venus Concept Inc.

/s/ Domenic Serafino

Domenic Serafino
Chief Executive Officer

cc:          Richard Raymer, Dorsey & Whitney LLP
Nicole Strydom, Dorsey & Whitney LLP